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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                   Hammersmith
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated April 14, 2008, whereby Acergy S.A. ("Acergy" or the "Company") confirmed Jean P. Cahuzac's commencement as Chief Executive Officer, and announces details of his share related awards.

Mr. Cahuzac takes full day to day executive responsibility for Acergy with effect from April 14, 2008.

Upon his arrival Mr. Cahuzac has been granted certain share related awards aligning his remuneration arrangements with those of shareholders.

Mr. Cahuzac has been awarded 20,000 shares under the Restricted Shares Plan. Such shares will ordinarily be released to him on April 14, 2011.

Under the standard terms of the existing 2003 Stock Option Plan Mr. Cahuzac has been awarded 100,000 options, subject to shareholder approval of the Board's proposal at the 2008 Annual General Meeting to increase the number of shares in the 2003 Stock Option Plan. The strike price for the option awards is $24.20 per share, being the closing price on NASDAQ GS on April 11, 2008.

As a result of the above awards Jean Cahuzac holds the following shares and options over shares:

                                                    Options     Total    Owned
                                                    Awarded   Options   Shares
                                                    -------   -------   ------
     Jean Cahuzac      Chief Executive Officer      100,000   100,000   20,000 *

     * Includes shares awarded under the Restricted Shares Plan.

This message is submitted on behalf of the Company and Mr Cahuzac as a primary insider.

The information set forth above and the attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 033-85168, No. 333-09292,
No. 333-74321, No. 333-124983 and No. 333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the expected size of equity compensation awards to be awarded and the timing thereof. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of our ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 15, 2008                              By: /s/ Johan Rasmussen
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                                                  Name:   Johan Rasmussen
                                                  Title:  Corporate VP and
                                                          General Counsel